Exhibit 99.3

                             CONFIRMATION OF MAILING

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
The Manitoba Securities Commission
New Brunswick, Office of the Administrator
Newfoundland, Department of Government Services and Lands
Government of the Northwest Territories
Nova Scotia Securities Commission
Prince Edward Island, Registrar of Securities
Saskatchewan Securities Commission
Yukon, Registrar of Securities
Nunavut, Securities Division, Department of Justice

Toronto Stock Exchange

                    Re: Vasogen Inc. - SEDAR PROFILE NO. 1047

I hereby certify that Vasogen Inc. has sent the following items by pre-paid mail on October 13, 2005, to each shareholder on the supplemental mailing list, pursuant to the Canadian Securities Administrators' National Instrument 54-101 regarding communication to shareholders:

      (1)   interim financial statements for the period ending August 31, 2005;
            and
      (2) interim Management's Discussion and Analysis for the period ending August 31, 2005.

Dated this 13th day of October, 2005


"Glenn Neumann"

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Glenn Neumann
Director of Investor Relations